BANCO ITAÚ HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

MEETING OF THE BOARD OF DIRECTORS
OF AUGUST 1 2005

                              The Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A. on August 1 2005, at 3.00 p.m., met at its head office, with the legal quorum being present and under the chairmanship of Dr. Olavo Egydio Setubal, with the purpose of deciding on the distribution of interest on capital, complementary to interest paid on a monthly basis during the first half of 2005 and in addition to the mandatory dividend for 2005, pursuant to sub-item 18.2 of the corporate bylaws.

                              Having discussed and voted on the proposal, the Directors unanimously approved “ad referendum” of the General Stockholders Meeting the distribution of complementary interest on capital, in the amount of R$ 2.76 per share (which amounts 13 times the interest on capital paid on a monthly basis) for payment on August 22 2005, less 15% income tax at source, resulting in net interest of R$ 2.346 per share, except shareholders demonstrating immunity or exemption from such tax, based on the closing shareholding position as of August 12 2005.

                              There being no further items on the agenda, the meeting was declared closed and the present minutes were transcribed, read, approved and signed by all those present. São Paulo-SP, August 1 2005. (signed) Olavo Egydio Setubal — Chairman; José Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal —Vice-Chairmen; Alcides Lopes Tápias, Carlos da Câmara Pestana, Fernão Carlos Botelho Bracher, Henri Penchas, José Vilarasau Salat, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa and Tereza Cristina Grossi Togni – Directors.

ALFREDO EGYDIO SETUBAL Investor Relations Officer